



TANAKA Growth Fund (TGFRX) Ranked #1 for 2020 and #1 in 2021 through April by Lipper*

#1 in 2020, up 50.9% vs. 18.4% for S&P 500
#1 in 2021 through April, up 35.6% vs. 11.8% for S&P 500

"Focusing on Technology, Biotech, Financial Services, and other sectors with disruptive platform growth companies"

by fund manager
Graham Tanaka AB-ScB '70-'71, CFA
Tanaka Capital Management

www.tanaka.com **Call: (212) 490-3380**

Email: operations@tanaka.com

The Fund's past performance does not guarantee future results. The investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-877-4TANAKA.

The Fund's prospectus contains important information about the Fund's investment objectives, potential risks, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-877-4TANAKA.